July 5, 2012

John Reynolds

Assistant Director

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Your Letters Dated June 27, 2012 (the “Comment Letter”)
and June 5, 2012 Regarding Herbalife Ltd. (File No. 001-32381)’s
Form 10-K/A for Fiscal Year Ended December 31, 2011
Filed April 11, 2012 and Form 8-K filed May 2, 2012

Dear Mr. Reynolds:

Herbalife Ltd. (the “Company”, “we” or “our”) takes very seriously its responsibilities regarding the accuracy and completeness of the disclosures contained in its public filings. The Company appreciates the Staff’s comments as well as the opportunity the review process provides to improve the content of the Company’s public filings.

We confirm that we are responsible for the adequacy and accuracy of the disclosures in our filings. Furthermore, we acknowledge that (i) neither Staff comments nor changes in disclosure in response to Staff comments foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filings and (ii) we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

For ease of reference, the heading and paragraph below correspond to the heading and comment in the Comment Letter, with the Staff’s comment presented in bold italicized text. In response to the Comment Letter the Company offers the following response:

Form 10-K for the Fiscal Year Ended December 31, 2011

1.	We note your response to comment 1 from our letter dated June 5, 2012 and the statement that your supplemental distributor policies, such as the 70% Rule, are not material to investors because your core business model already provides sufficient safeguards against excessive distributor product accumulation. However, your response does not clarify why the 70% Rule should not be considered a part of your core business model. In particular, your response does not clarify the nature of the 70% Rule or why you have implemented such a policy. For example, it is unclear if the rule is memorialized in your internal policies or controls or what, if any, material consequences arise in the event of non-compliance. Similarly, it is unclear if the rule is contained in any standard distributor agreement. We note in this regard the Notice to Distributors regarding Amendment to Agreements of Distributorship, dated as of July 18, 2002 between Herbalife International, Inc. and each Herbalife

Distributor, filed as Exhibit 10.15 to your Form S-1 filed on October 1, 2004. With a view to greater disclosure pursuant to Item 101(c) of Regulation S-K, please explain why the 70% Rule should not be addressed in your 10-K as a part of your core business model.

Company Response:

Item 101(c) of SEC Regulation S-K requires companies to describe certain matters if and “to the extent material to an understanding of the registrant’s business taken as a whole.” For the following reasons, we do not regard the so-called 70% rule as material to our business or to investors’ understanding of our business taken as whole.

The “70% rule” generally refers to a feature implemented by Amway Corporation in the 1970’s or earlier which, together with other features, were regarded by the Federal Trade Commission as an effective means to defend against a Federal Trade Commission Act Section 5 claim because they prevented “inventory loading and encourage retail sales.” See, In re Amway Corporation, 93 F.T.C. 618 (1979). As a result, many multilevel marketing companies, including Herbalife, adopted these features, commonly referred to as the “Amway Protections,” based on the belief that they presented a safe harbor against Section 5 claims. Herbalife’s “70% rule” reads as follows:

“In order to qualify for and receive Royalty Overrides, Productions Bonuses, and other bonuses paid by Herbalife, at least 70% of the total value of Herbalife products a Distributor purchases each Volume Month must be sold or consumed that month. For the purpose of fulfilling the certification requirements of this Rule, a Distributor may count any or all of the following:

•	Sales to retail customers;

•	Sales at wholesale to downline Distributors; and

•	Product consumed at Nutrition Clubs.

If the Distributor fails to timely certify to Herbalife that they have sold or consumed 70% of the product purchases made that Volume Month, Royalty Overrides, Production Bonuses, and other bonuses will not be paid to the Distributor.”

Companies commonly maintain rules, policies and practices that are part of their business, but which are not material or otherwise publicly disclosed. While our “70% rule” is included in our Sales & Marketing Plan and Business Rules provided to every Herbalife distributor, it is only one of many rules, policies and practices discussed in those materials. Consistent with our belief that the “70% rule” is not material, we do not include or otherwise reference it in our standard distributor agreement or in any other policies or controls other than those referenced above. As a further example, as noted by the Staff in its comment, we do not reference the “70% rule” in the Notice to Distributors regarding Amendment to Agreements of Distributorship, dated as of July 18, 2002, filed as an exhibit to our Form S-1 filed on October 1, 2004. We wish to advise the Staff that the reason the “70% rule” was referenced in our Item 7.01 Form 8-K filed on May 2, 2012 related to our desire to provide a complete overview of the discussion from our earnings call rather than to indicate that we view the “70% rule” as material.

In addition, the decision in Webster v. Omnitrition, 79 F.3d 776 (9th Cir. 1996) cast doubt on the legal effect of the “70% rule” as well as the other Amway Protections as a safe harbor from Section 5 claims. This decision explicitly rejected the “70% rule” as encouraging retail sales because the rule could be satisfied by not only retail sales, but also wholesale sales or self-consumption. Further, the FTC’s Staff Advisory Opinion – Pyramid Scheme Analysis dated January 14, 2004, which was issued in part to clarify industry concerns regarding the issue of internal consumption, does not reference the Amway Protections or any of the individual features, including the “70% rule,” or that they defend against a Section 5 claim. As a result, we understand the Amway Protections, and in particular the “70% rule,” are no longer uniformly followed in the multilevel marketing industry.

Because we do not rely on the “70% rule” in any meaningful way and because of the more recent regulatory and other legal developments surrounding the Amway Protections, we do not regard the “70% rule” as material under Item 101(c) of SEC Regulation S-K or otherwise.

* * * * *

We trust this response has addressed the Staff’s questions relating to the Comment Letter. Should you have additional questions regarding the information contained herein, we would be pleased to discuss them with you.

Very truly yours,

HERBALIFE LTD.

By:	/s/ Bosco Chiu
Bosco Chiu
Senior Vice President
Principal Accounting Officer

cc:	Michael O. Johnson, Chief Executive Officer & Chairman
Brett R. Chapman, General Counsel & Corporate Secretary
John DeSimone, Chief Financial Officer